Exhibit 3.4

CERTIFICATE OF AMENDMENT OF THE

ARTICLES OF INCORPORATION

OF

BJ’S RESTAURANTS, INC,

a California corporation

Gerald W. Deitchle and Gregory S. Levin hereby certify that:

1. They are the duly elected and acting (i) Chairman, President and CEO, and (ii) Executive Vice President, CFO and Secretary, respectively, of BJ’s Restaurants, Inc., a California corporation (the “Corporation”).

2. Article III Section A. of the Articles of Incorporation of this Corporation is amended to read as follows:

“A.	The number of shares of Common Stock authorized to be issued is one hundred twenty-five million (125,000,000), each and all of which shares shall be without par value.”

3. The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors of this Corporation.

4. The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of the shareholders of the Corporation in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of Common Stock of the Corporation entitled to vote with respect to this amendment is 27,013,800 shares. There are no outstanding shares of preferred stock of the Corporation. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of the outstanding Common Stock.

The undersigned further declare under penalty of perjury under the laws of the State of California that the matters set forth in the foregoing certificate are true and correct of their own knowledge.

Dated: June 8, 2010

/s/ Gerald W. Deitchle
Gerald W. Deitchle, Chairman, President and CEO

/s/ Gregory S. Levin
Gregory S. Levin, Executive Vice President, CFO and Secretary